NR09-32	November 26, 2009

International Tower Hill Mines Ltd. to Begin Trading on
Toronto Stock Exchange

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX Venture: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce that its common shares without par value will commence trading on the Toronto Stock Exchange (“TSE”), effective at market opening, on Tuesday, December 1, 2009 under the symbol “ITH”.  As a consequence, the Company’s common shares will be de-listed from the TSX Venture Exchange upon the commencement of trading on the TSE.  The Company’s common shares will continue to trade on the NYSE-Amex (Symbol “THM”) and Frankfurt (Symbol “IW9”) Stock Exchanges.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.